FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
and
KfW INTERNATIONAL FINANCE INC.
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED
(As of the close of the fiscal year) *

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A

* The registrants file annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

&147;RECENT DEVELOPMENTS
SIGNATURES

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004, as subsequently amended, as follows:
     Exhibit (d) is hereby amended by replacing the section “KfW — Recent Developments” with the following text:
“RECENT DEVELOPMENTS
KfW’s results for the six months ended June 30, 2005
     The following information is based on unaudited figures. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year.
     For the six months ended June 30, 2005, the group’s total assets increased by 6%, or €21.0 billion, to €349.6 billion, compared with €328.6 billion for the year ended December 31, 2004. The group’s income from current operations before risk provisions and valuations increased by €4 million to €670 million for the first six months of 2005, compared with €666 million for the first six months of 2004.
     The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees during the first six months of 2005 as compared with the first six months of 2004.

	Six months
	ended June 30,
	2004(1)	2005(1)
	(billions of €)
Commitments
Investment finance in the Federal Republic and elsewhere in Europe	20.7	17.4
of which KfW Mittelstandsbank	4.8	6.0
of which loans	4.6	4.6
of which guarantees and securitizations (PROMISE)	0.2	1.4
of which KfW Förderbank	15.9	11.4
of which loans	11.7	9.9
of which securitizations commitments (PROVIDE)	4.2	1.5
KfW IPEX-Bank	4.9	4.8
KfW Development Bank	0.5	0.5

Total	26.1	22.7

(1)	Unaudited.
     Overall commitments for investment finance decreased, mainly due to a decline in commitments by KfW Förderbank, which was partly offset by an increase in commitments by KfW Mittelstandsbank.
     Commitments by KfW Mittelstandsbank increased by €1.2 billion to €6.0 billion in the first half year of 2005 compared to the same period in 2004, mainly due to two securitisation transactions in the first quarter of 2005. One of these transactions was made under KfW’s PROMISE program, another one was concluded as a variation of the PROMISE program.
     The volume of commitments under the loan programs of KfW Förderbank in the first half year of 2005 amounted to €11.4 billion compared to €15.9 billion for the same period in 2004. This decline was due to a decrease in loans as a result of the scheduled expiry at the end of 2004 of the Housing

Modernisation Program 2003 and the special fund “Growth Impulses” and the fact that only one securitization transaction with a volume of €1.5 billion has taken place in the first two quarters of 2005, compared to a volume of €4.2 billion in the first two quarters of 2004.
     KfW anticipates that the aggregate volume of securitization transactions in 2005 will be comparable to 2004.
     Commitments of KfW IPEX-Bank during the first six months of 2005 (€4.8 billion) were almost at the same level as in the first six months of 2004 (€4.9 billion). €1.3 billion of these commitments related to KfW IPEX-Bank’s domestic business, €3.5 billion to commitments outside Germany. As in previous years, financing outside Germany concentrated heavily on Europe (75% of new commitments), followed by Asia (20%) and North and Latin America (together 5%). New commitments were particularly strong in the sectors basic and manufacturing industries, ship financing and traffic infrastructure.
     The volume of commitments under the programs of KfW Development Bank amounted to €0.47 billion in the first six months of 2005, compared with €0.52 billion in the first six months of 2004.
Sources of funds
     The volume of funding raised in the capital markets for the first six months of 2005 was €28.1 billion (excluding credit-linked certificates of indebtedness in the amount of €0.6 billion), of which 54% was raised in euro and the remainder in 10 other currencies.
Capitalization and indebtedness of KfW Bankengruppe as of June 30, 2005

As of
June 30, 2005
(millions of €)
Short-term indebtedness(1)	60,516

Long-term borrowings(2) from
Federal Government	12,421
ERP Special Fund	15,448
Banks	17,480
Other lenders	9,396

Total long-term borrowings	54,745
Bonds(2)	194,745

Total long-term debt	249,490
Equity
Paid-in capital(3)	3,300
Reserves(4)	5,268
Fund for general bank risks	4,000

Total equity	12,568
Total capitalization	322,574

(1)	With a remaining term of one year or less.

(2)	With remaining terms of more than one year.

(3)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounts to €3,750 million. €3,300 million has been paid in pro rata by the Federal Government and the Länder.

(4)	Consists of capital reserves of €1,604 million, retained earnings of €2,986 million and reserves from the ERP Special Fund of €678 million.
     The short-term indebtedness and capitalization of KfW Bankengruppe as of June 30, 2005 is not necessarily indicative of the group’s short-term indebtedness and capitalization as of December 31, 2005.
Recent privatization transactions
     In June 2005, KfW sold 126.5 million Deutsche Post AG shares for an offering price of €18.90 per share. In July 2005, KfW acquired the remaining stake of the Federal Government of 7.3% in Deutsche Post AG (approximately 80.9 million shares) and a 7.3% stake in Deutsche Telekom AG (approximately 307.8 million shares) for a total purchase price of €5 billion. As a result, KfW’s stake in Deutsche Post AG and Deutsche Telekom AG increased to 44.7% and 22.1%, respectively.
Federal Republic of Germany
General Elections September 2005
     Following the regional elections in the Federal State of North Rhine Westphalia in May 2005 and a vote of no-confidence by the Bundestag for the current Chancellor Gerhard Schröder of the SPD in June 2005, general elections scheduled for 2006 were moved forward to September 18, 2005. The table below shows the official provisional result of these general elections to the Bundestag and the results of the previous general elections held in 2002. These results are still provisional since elections in one constituency (Dresden I) will be held only on October 2, 2005.

	2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats
CDU/CSU	35.2	225	38.5	248
SPD	34.3	222	38.5	251
FDP	9.8	61	7.4	47
Die Linke	8.7	54	4.0	2
Grüne	8.1	51	8.6	55
Others	3.9	—	3.0	—
Total		613		603
Source: http://www.bundeswahlleiter.de/bundestagswahl2005/presse_en/pd360211.html.
     With the failure of either a SPD/Green or a CDU/CSU/FDP coalition to achieve an absolute majority in the elections, the various parties are now in negotiations to see whether a governing coalition can be formed. The new Bundestag will be convened within 30 days after the election. Thereafter, the Federal President proposes a candidate for Chancellor and a first vote is called. While the Federal President would have been expected to propose a candidate at the opening Bundestag session had an absolute majority emerged in the election, he is not required to do so. If the candidate proposed by the Federal President for this initial vote does not achieve an absolute majority, the different parties represented in the Bundestag may each nominate their own candidate and a second vote is held within 14 days after the first vote. If no absolute majority is achieved in this second vote, a third vote is called, in which a candidate would need to achieve only a plurality of the votes in order to be elected. Within seven days of this third vote, the Federal President must either appoint as Chancellor the candidate who has won the plurality of the votes or dissolve the Bundestag and call for new elections. New elections, if called, would have to be held within 60 days of the Federal President’s decision. Until a new Chancellor is elected, the Federal President may appoint the current Chancellor as interim Chancellor.

General Budget Deficit
     In August 2005, the German Federal Statistical Office, based on preliminary figures, estimated that the general budget deficit for the first half of 2005 was 3.6% of GDP. While the budget deficit improved somewhat compared to the same period of the previous year, it remains significantly above the 3% threshold of the Maastricht Treaty. If the general budget deficit remains above the 3% threshold for the full year 2005, it cannot be ruled out that the European Commission will reopen the excessive deficit procedure against Germany.
Source: http://www.destatis.de/presse/englisch/pm2005/p3440121.htm.
Key Economic Figures
     In the second quarter of 2005, real GDP (adjusted for seasonal and calendar effects) remained flat compared to the first quarter of 2005, while it had increased by 0.8% in the first quarter of 2005 compared to the last quarter of 2004. The stagnation in the second quarter was mainly due to a slowdown of exports and an increase of imports, while domestic demand still remained sluggish. The inflation rate (defined as year-on-year change in the consumer price index) was 1.7% in the second quarter of 2005, mainly due to an increase in energy prices. The seasonally adjusted unemployment rate according to the national definition used by the Federal Employment Agency was 11.7% in the second quarter of 2005, which is the same as in the first quarter of 2005. As of July 31, 2005, the accumulated current account surplus amounted to €59.0 billion, compared with €55.8 billion as of July 31, 2004.
Source: Deutsche Bundesbank, Monthly Report August p. 52, and Monthly Report September 2005, pp. 5, 6, 7, 68* .”

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants KfW and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Horst Seissinger
Horst Seissinger
First Vice President

By:	/s/ Wolf-Ingo Gobin
Wolf-Ingo Gobin
Senior Manager

KfW INTERNATIONAL FINANCE INC.
By:	/s/ Dr. Volker Gross
Dr. Volker Gross
General Counsel, Vice President and Secretary

Date: September 26, 2005